                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

================================================================================

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    ASGA INC.
                                    ---------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                  (CUSIP NUMBER)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3606
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                              David Gonzalez, Esq.
                               Butler Gonzalez LLP
                        1000 Stuyvesant Avenue - Suite 6
                                 Union, NJ 07083
                                 (908) 810-8588

                                November 20, 2002
                                -----------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].


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                                  SCHEDULE 13D



--------------------------------------------------------------------------------

     1.     Names of Reporting Persons.

           Cornell Capital Partners, LP

--------------------------------------------------------------------------------

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ X]
                  (b) [  ]
--------------------------------------------------------------------------------

     3.     SEC Use Only

--------------------------------------------------------------------------------


     4.     Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.     Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With        7.     Sole Voting Power 15,000,000
                                            900,000 (as Compensation)

                   8.     Shared Voting Power

                   9.     Sole Dispositive Power
                                            15,000,000
                                            900,000 (as Compensation)

                  10.     Shared Dispositive Power
--------------------------------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person

             15,900,000
--------------------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             ( )

--------------------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11)

             69%
--------------------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             PN

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                                  SCHEDULE 13D



--------------------------------------------------------------------------------

     1.     Names of Reporting Persons.

           Yorkville Advsiors, LLC

--------------------------------------------------------------------------------

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ X]
                  (b) [  ]
--------------------------------------------------------------------------------

     3.     SEC Use Only

--------------------------------------------------------------------------------


     4.     Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.     Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With        7.     Sole Voting Power
                          15,000,000 (as General Partner of
                                      Cornell Capital Partners, LP)
                          900,000    (as Compensation)

                   8.     Shared Voting Power

                   9.     Sole Dispositive Power
                          15,000,000 (as General Partner of
                                      Cornell Capital Partners, LP)
                          900,000    (as Compensation)

                  10.     Shared Dispositive Power
--------------------------------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person

             15,900,000 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             ( )

--------------------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11)

             69%
--------------------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             PN

                                  SCHEDULE 13D



--------------------------------------------------------------------------------

     1.     Names of Reporting Persons.

           Mark Angelo
--------------------------------------------------------------------------------

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ X]
                  (b) [  ]
--------------------------------------------------------------------------------

     3.     SEC Use Only

--------------------------------------------------------------------------------


     4.     Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------


     6.     Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With        7.     Sole Voting Power
                          15,000,000 (as Portfolio Manager of Cornell Capital
                          Partners, LP and President of Yorkville Advisors, LLC)
                          900,000    (as Compensation)

                   8.     Shared Voting Power  -0-

                   9.     Sole Dispositive Power
                          15,000,000 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
                          900,000    (as Compensation)

                  10.     Shared Dispositive Power -0-
--------------------------------------------------------------------------------

     11.     Aggregate Amount Beneficially Owned by Each Reporting Person

             15,900,000 (as Portfolio Manager of Cornell Capital
                         Partners, LP and President of Yorkville Advisors, LLC)
 ------------------------------------------------------------------------------

     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             ( )

------------------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11)

             69%
------------------------------------------------------------------------------

     14.     Type of Reporting Person (See Instructions)
             IN


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                                                                       Page 5

ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of ASGA Inc, a Nevada corporation (the "Issuer"). The
              ------                                              ------
principal  executive  office  of  the  Issuer  is  located  at  660 South Hughes
Boulevard  Elizabeth  City,  North  Carolina  27909.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo")
     -------                              ---------                     ------
(Cornell,  Yorkville  and  Angelo  collectively,  the  "Reporting  Persons").
                                                        ------------------
Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

     (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     On October 14, 2002, Cornell acquired 900,000 Shares, as compensation for entering into an Equity Line of Credit Agreement with ASGA Inc., and on November 20, 2002 Cornell acquired 15,000,000 Shares, which were pledged as collateral for a Promissory Note entered into with ASGA Inc, as to which ASGA Inc has defaulted on its repayment.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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                                                                       Page 6

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a)-(b) As of November 25, 2002 Cornell was the record and beneficial owner of 15,900,000 Shares representing 69% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell, may be deemed to have a beneficial ownership in the aforementioned Shares. Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville may be deemed to have a beneficial ownership in the aforementioned Shares.

     Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

(c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares: Not applicable.

(d)     Not  applicable.

(e)     Not  applicable.

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         -----------------------------------------------------------------------
SECURITIES  OF  THE  ISSUER.
---------------------------

     Cornell and the Issuer are parties to the following agreements, dated May 15, 2002, relating to the Shares: Equity Line of Credit Agreement, Registration Rights Agreement, Placement Agent Agreement, and Promissory Note.

     Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     Exhibit 1     Joint Filing Agreement.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED:  November __, 2002                     REPORTING PERSONS:
                                              -----------------

                                   CORNELL CAPITAL PARTNERS, LP

                                   By:     Yorkville Advisors, LLC
                                   Its:     General Partner

                                   By: ___________________________
                                   Name:     Mark Angelo
     Its:     Portfolio Manager


                                   YORKVILLE ADVISORS, LLC

                                   By:____________________________
                                   Name:     Mark Angelo
                                   Its:     Portfolio Manager


                                   _______________________________
                                   MARK ANGELO

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                             JOINT FILING AGREEMENT
                             ----------------------


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Lite King Corp., a New York corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN  WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October

                                   REPORTING PERSONS:
                                   -----------------


                                  CORNELL CAPITAL PARTNERS, LP

                                   By:     Yorkville Advisors, LLC
                                   Its:     General Partner

                                   By: ____________________________
                                   Name:     Mark Angelo
                                   Its:     Portfolio Manager


                                   YORKVILLE ADVISORS, LLC

                                   By:______________________________
                                   Name:     Mark Angelo
                                   Its:     Portfolio Manager




                                   __________________________________
                                   MARK ANGELO




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